Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011

REVENUE
Oil sales, net of royalties	6	$74,540	$71,769	$225,385	$187,145
Derivative gain (loss) on commodity contracts		—	(13)	(125)	(599)
Finance revenue	7	100	148	351	343
		74,640	71,904	225,611	186,889

EXPENSES
Production and operating		11,622	9,762	35,024	26,404
General and administrative		7,350	4,357	20,829	13,591
Foreign exchange (gain) loss		3,190	265	1,016	345
Finance costs	7	2,467	1,269	11,488	3,770
Exploration		129	331	800	353
Depletion, depreciation and amortization	9	11,005	10,300	34,516	26,263
Unrealized (gain) loss on financial instruments	11	4,361	—	3,363	—
Impairment of exploration and evaluation assets	8	—	68	17	12,144
		40,124	26,352	107,053	82,870

Earnings before income taxes		34,516	45,552	118,558	104,019
Income tax expense (recovery) - current		21,634	20,336	66,216	55,827
- deferred		1,108	(894)	(556)	(2,681)
		22,742	19,442	65,660	53,146
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD		$11,774	$26,110	$52,898	$50,873

Earnings per share	16
Basic		$0.16	$0.36	$0.72	$0.70
Diluted		$0.16	$0.35	$0.70	$0.68
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2012	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30 2012	December 31 2011

ASSETS
Current
Cash and cash equivalents		$45,732	$43,884
Accounts receivable		243,483	162,225
Derivative commodity contracts		—	125
Prepaids and other		8,347	7,441
Product inventory	12	2,283	—
		299,845	213,675
Non-Current
Restricted cash		1,420	2,226
Intangible exploration and evaluation assets	8	46,084	17,453
Property and equipment
Petroleum properties	9	274,955	280,524
Other assets	9	5,045	3,748
Goodwill		8,180	8,180
		$635,529	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$47,603	$73,692
		47,603	73,692
Non-Current
Long-term debt	10	31,878	57,609
Convertible debentures	11	102,920	—
Deferred taxes		52,335	52,891
Other long-term liabilities		1,029	1,122
		235,765	185,314

SHAREHOLDERS' EQUITY
Share capital	14	158,539	154,263
Contributed surplus		10,636	8,538
Retained earnings		230,589	177,691
		399,764	340,492
		$635,529	$525,806
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q3-2012

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011

Share Capital
Balance, beginning of period		$156,320	$153,815	$154,263	$80,106
Stock options exercised		1,674	215	3,196	1,828
Share issuance		—	—	—	75,594
Share issue costs		—	—	—	(4,011)
Transfer to share capital on exercise of options		545	74	1,080	587
Balance, end of period		$158,539	$154,104	$158,539	$154,104

Contributed Surplus
Balance, beginning of period		$9,844	$6,673	$8,538	$5,785
Stock-based compensation expense	15	1,337	982	3,178	2,383
Transfer to share capital on exercise of options		(545)	(74)	(1,080)	(587)
Balance, end of period		$10,636	$7,581	$10,636	$7,581

Retained Earnings
Balance, beginning of period		$218,815	$121,062	$177,691	$96,299
Net earnings		11,774	26,110	52,898	50,873
Balance, end of period		$230,589	$147,172	$230,589	$147,172
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2012	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2012	2011	2012	2011
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$11,774	$26,110	$52,898	$50,873
Adjustments for:
Depletion, depreciation and amortization	9	11,005	10,300	34,516	26,263
Deferred lease inducement		113	119	342	238
Impairment of exploration and evaluation costs	8	—	68	17	12,144
Stock-based compensation		1,500	738	3,477	2,139
Finance costs	7	2,467	1,269	11,488	3,770
Income tax expense		22,742	19,442	65,660	53,146
Unrealized (gain) loss on commodity contracts		—	13	125	235
Unrealized (gain) loss on financial instruments	11	4,361	—	3,363	—
Unrealized (gain) loss on foreign currency
translation		3,069	257	989	526
Income taxes paid		(21,634)	(20,336)	(66,216)	(55,827)
Changes in non-cash working capital	18	(33,029)	(34,524)	(77,917)	(32,207)
Net cash generated by (used in) operating activities		2,368	3,456	28,742	61,300

INVESTING
Additions to intangible exploration and evaluation
assets	8	(189)	(862)	(1,710)	(6,699)
Additions to petroleum properties	9	(11,854)	(19,296)	(28,626)	(50,981)
Additions to other assets	9	(536)	(2)	(1,165)	(1,864)
Business acquisitions	4	(4,881)	—	(27,978)	—
Changes in restricted cash		(1)	(3)	806	1,161
Changes in non-cash working capital	18	(765)	(651)	(32,850)	2,713
Net cash generated by (used in) investing activities		(18,226)	(20,814)	(91,523)	(55,670)

FINANCING
Issue of common shares for cash		1,674	215	3,196	77,422
Issue costs for common shares		—	—	—	(4,011)
Financing costs		—	—	(383)	—
Interest paid		(4,180)	(530)	(5,573)	(2,453)
Issue of convertible debentures	11	—	—	97,851	—
Issue costs for convertible debentures		—	—	(4,630)	—
Repayments of long-term debt		(6,300)	—	(26,300)	(30,000)
Decrease in other long-term liabilities		(106)	—	(435)	772
Changes in non-cash working capital	18	(2,374)	432	89	328
Net cash generated by (used in) financing activities		(11,286)	117	63,815	42,058
Currency translation differences relating to cash and cash
equivalents		646	(411)	814	(463)
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS		(26,498)	(17,652)	1,848	47,225
CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD		72,230	122,659	43,884	57,782
CASH AND CASH EQUIVALENTS, END OF
PERIOD		$45,732	$105,007	$45,732	$105,007
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q3-2012

As at September 30, 2012 and December 31, 2011 and for the periods ended September 30, 2012 and 2011
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at September 30, 2012 and December 31, 2011, and for the three and nine month periods ended September 30, 2012 and 2011. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 6, 2012.
Basis of measurement
The accounting policies and methods of computation applied in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year-ended December 31, 2011, except for the convertible debentures described in Note 11 and the inventory described in Note 12.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative financial instruments and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 7 (revised) “Financial Instruments: Disclosures”
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has adopted these amendments for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
IAS 12 (revised) “Income Taxes”
In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or

Q3-2012	5

after January 1, 2012; therefore, the Company has adopted them for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:
IFRS 9 (revised) “Financial Instruments: Classification and Measurement”
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
IFRS 10 (new) “Consolidated Financial Statements”
In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 11 (new) “Joint Arrangements”
In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 12 (new) “Disclosure of Interests in Other Entities”
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 13 (new) “Fair Value Measurement”
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments

6	Q3-2012

are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.
4. BUSINESS COMBINATIONS
Cepsa Egypt SA B.V.
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination that was completed in the second quarter of 2012, this transaction brings the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents an initial $3.0 million base purchase price plus $1.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$4,572
Property and equipment – other assets	279
Working capital	30
Total cost of acquisition	$4,881
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Condensed Consolidated Interim Financial Statements include the results of operations, working capital and other adjustments recorded for the 66 days remaining in the period ended September 30, 2012 after closing. The business acquired contributed an after-tax loss of $0.1 million to the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income for the three and nine months ended September 30, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company would have been $1.8 million for the nine month period ended September 30, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.
EP Energy LLC
On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC, which holds, through wholly-owned subsidiaries, a non-operated 50% working interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.

Q3-2012	7

The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$22,366
Property and equipment – other assets	807
Working capital (including cash - $215)	139
Total cost of acquisition	$23,312
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Condensed Consolidated Interim Financial Statements include the results of operations, working capital and other adjustments recorded for the days remaining in the three and nine month periods ended September 30, 2012 after closing. The business acquired contributed an after-tax loss of $0.2 million and $0.3 million, respectively, to the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income for the three and nine months ended September 30, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company would have been $1.3 million for the nine month period ended September 30, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.
5. RISK MANAGEMENT AND CAPITAL DISCLOSURES
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations, and is a significant risk facing the Company. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The recent political changes in the country combined with the Company's increased production during this period have resulted in a larger receivable balance, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at September 30, 2012
Neither impaired nor past due	$49,127
Impaired (net of valuation allowance)	—
Not impaired and past due in the following period:
Within 30 days	23,115
31-60 days	19,831
61-90 days	24,024
Over 90 days	127,386
In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2012 and 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.

8	Q3-2012

Capital Disclosures
The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash flow from operating activities before changes in non-cash working capital. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies. The Company defines and computes its capital as follows:

	As at	As at
(000s)	September 30 2012	December 31 2011
Shareholders’ equity	$399,764	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	31,878	57,609
Convertible debentures	102,920	—
Cash and cash equivalents	(45,732)	(43,884)
Total capital	$488,830	$354,217
The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	September 30, 2012	December 31, 2011
Long-term debt, including the current portion (net of unamortized transaction costs)	$31,878	$57,609
Convertible debentures	102,920	—
Total debt	134,798	57,609

Cash flow from operating activities	31,072	63,630
Changes in non-cash operating working capital	102,056	56,346
Funds flow from operations	$133,128	$119,976
Ratio	1.0	0.5
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at September 30, 2012. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options and unrealized gains or losses on financial instruments), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.

•	Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.
The Company is in compliance with all financial covenants at September 30, 2012.

Q3-2012	9

6. OIL REVENUE

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Oil sales	$152,624	$128,265	$460,128	$339,875
Less: Royalties	78,084	56,496	234,743	152,730
Oil sales, net of royalties	$74,540	$71,769	$225,385	$187,145

7. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Interest expense	$2,144	$963	$5,905	$2,886
Issue costs for convertible debentures	—	—	4,630	—
Amortization of deferred financing costs	323	306	953	884
Finance costs	$2,467	$1,269	$11,488	$3,770

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	1,710
Acquisitions (Note 4)	26,938
Impairment loss	(17)
Balance at September 30, 2012	$46,084
Included in the E&E asset balance at September 30, 2012 is consumable drilling equipment inventory of $9.2 million (December 31, 2011 - $0.5 million).
As at September 30, 2012 and December 31, 2011, none of the Company’s other assets were being used in E&E activities.
9. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	28,626	1,165	29,791
Acquisitions (Note 4)	—	1,086	1,086
Balance at September 30, 2012	$370,246	$10,139	$380,385

Accumulated depletion, depreciation, amortization and impairment losses at	$61,096	$4,140	$65,236
December 31, 2011
Depletion, depreciation and amortization for the period	34,195	954	35,149
Balance at September 30, 2012	$95,291	$5,094	$100,385

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At September 30, 2012	$274,955	$5,045	$280,000

10	Q3-2012

10. LONG-TERM DEBT
The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below.

	September 30	December 31
(000s)	2012	2011
Bank debt	$33,700	$60,000
Deferred financing costs	(1,822)	(2,391)
	31,878	57,609
Current portion of long-term debt	—	—
	$31,878	$57,609
During the three and nine months ended September 30, 2012, the average effective interest rates were 11.0% and 9.1%, respectively (2011 – 8.2% and 7.8%, respectively). Effective July 1, 2012, the Company’s borrowing capacity under the Borrowing Base Facility was reduced to $85.5 million due to a scheduled reduction in accordance with the terms of the facility.
The estimated future debt payments on long-term debt, as of September 30, 2012 are as follows:

(000s)
2012	$—
2013	—
2014	6,200
2015	27,500
$33,700

11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$—
Issuance	97,851
Fair value adjustment	3,363
Foreign exchange adjustment	1,706
Balance at September 30, 2012	$102,920
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at September 30, 2012 the convertible debentures were trading at a price of C$103.52 for a C$100.00 par value debenture. Transaction costs of $4.6 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.

Q3-2012	11

12. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees were due in 2012.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has commenced drilling the first of three planned wells. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2012.
14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued
During the nine month period ended September 30, 2012 the Company issued 704,500 common shares for net proceeds of $3.2 million as a result of the exercise of stock options. As at September 30, 2012, the Company had 73,758,638 common shares issued and outstanding.
15. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
During the nine month period ended September 30, 2012, the Company granted 1,172,700 new stock options under the Plan. During the same period, stock option holders exercised 704,500 stock options and an additional 224,000 stock options were forfeited and cancelled.

12	Q3-2012

Compensation expense of $1.3 million and $3.2 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and nine month periods of September 30, 2012 (2011 - $1.0 million and $2.4 million respectively) in respect of equity-settled share-based payment transactions.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.
During the nine month period ended September 30, 2012, the Company granted 48,000 new units under the share appreciation rights plan.
Compensation expense of $0.2 million and $0.3 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and nine month periods of September 30, 2012 (2011 - expense recoveries of $0.2 million in both periods) in respect of cash-settled share-based payment transactions.
16. PER SHARE AMOUNTS
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Nine Months Ended
		September 30		September 30
(000s)	2012	2011	2012	2011
Weighted average number of shares outstanding	73,450	72,993	73,249	72,358
Dilutive effect of stock options	2,171	2,378	2,252	2,548
Weighted-average number of diluted shares outstanding	75,621	75,371	75,501	74,906
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2012, the Company excluded 2,019,700 stock options (2011 – 1,041,700 and 1,023,700 respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were anti-dilutive for the three and nine month periods ended September 30, 2012.

Q3-2012	13

17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

		Egypt		Yemen		Total
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30		September 30		September 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$219,725	$158,761	$5,660	$28,384	$225,385	$187,145
Finance revenue	38	6	25	14	63	20
Total segmented revenue	219,763	158,767	5,685	28,398	225,448	187,165

Segmented expenses
Production and operating	29,552	19,930	5,472	6,474	35,024	26,404
Depletion, depreciation and amortization	33,570	22,746	645	3,166	34,215	25,912
Income taxes – current	64,890	49,350	1,326	6,477	66,216	55,827
Income taxes – deferred	(1,218)	(3,217)	662	536	(556)	(2,681)
Impairment loss	17	12,144	—	—	17	12,144
Total segmented expenses	126,811	100,953	8,105	16,653	134,916	117,606

Segmented earnings	$92,952	$57,814	$(2,420)	$11,745	90,532	69,559

Non-segmented expenses (income)
Derivative loss on commodity contracts					125	599
Exploration					800	353
General and administrative					20,829	13,591
Foreign exchange (gain) loss					1,016	345
Depreciation and amortization					301	351
Unrealized loss on financial instruments					3,363	—
Finance revenue					(288)	(323)
Finance costs					11,488	3,770
Total non-segmented expenses					37,634	18,686

Net earnings for the period					$52,898	$50,873

Capital expenditures
Exploration and development	$30,368	$52,570	$1,003	$5,557	$31,371	$58,127
Corporate acquisitions					27,978	—
Corporate					130	1,417
Total capital expenditures					$59,479	$59,544

14	Q3-2012

		Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30		September 30		September 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$72,929	$57,736	$1,611	$14,033	$74,540	$71,769
Finance revenue	8	6	3	14	11	20
Total segmented revenue	72,937	57,742	1,614	14,047	74,551	71,789

Segmented expenses
Production and operating	10,510	7,065	1,112	2,697	11,622	9,762
Depletion, depreciation and amortization	10,706	8,781	196	1,408	10,902	10,189
Income taxes – current	21,318	17,783	316	2,553	21,634	20,336
Income taxes – deferred	(138)	(513)	1,246	(381)	1,108	(894)
Impairment loss	—	68	—	—	—	68
Total segmented expenses	42,396	33,184	2,870	6,277	45,266	39,461

Segmented earnings	$30,541	$24,558	$(1,256)	$7,770	29,285	32,328

Non-segmented expenses (income)
Derivative loss on commodity contracts					—	13
Exploration					129	331
General and administrative					7,350	4,357
Foreign exchange (gain) loss					3,190	265
Depreciation and amortization					103	111
Unrealized (gain) loss on financial instruments					4,361	—
Finance revenue					(89)	(128)
Finance costs					2,467	1,269
Total non-segmented expenses					17,511	6,218

Net earnings for the period					$11,774	$26,110

Capital expenditures
Exploration and development	$11,901	$19,594	$630	$549	$12,531	$20,143
Corporate acquisition					4,881	—
Corporate					48	17
Total capital expenditures					$17,460	$20,160

Q3-2012	15

The carrying amounts of reportable segment assets and liabilities are as follows:

September 30, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$31,204	$14,880	$46,084
Property and equipment
Petroleum properties	239,968	34,987	274,955
Other assets	3,087	—	3,087
Goodwill	8,180	—	8,180
Other	266,063	5,320	271,383
Segmented assets	548,502	55,187	603,689
Non-segmented assets			31,840
Total assets			$635,529

Liabilities
Accounts payable and accrued liabilities	$40,936	$2,438	$43,374
Deferred taxes	41,893	10,442	52,335
Segmented liabilities	82,829	12,880	95,709
Non-segmented liabilities			140,056
Total liabilities			$235,765

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	—	1,619
Goodwill	8,180	—	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806

Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

16	Q3-2012

18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2012	2011	2012	2011
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(28,962)	$(48,992)	$(81,258)	$(50,138)
Prepaids and other	(3,953)	(648)	(1,832)	(66)
Product inventory	(1,650)	—	(1,650)	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,536	15,116	6,823	17,997
	$(33,029)	$(34,524)	$(77,917)	$(32,207)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(199)	$(2,600)	$828	$(2,534)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(566)	1,949	(33,678)	5,247
	$(765)	$(651)	$(32,850)	$2,713

Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$(2,374)	$432	$89	$328
	$(2,374)	$432	$89	$328

19. EVENTS AFTER THE REPORTING PERIOD
On November 6, 2012, the Company received notification that it was the successful bidder on four concessions in the 2011/2012 Egyptian General Petroleum Company ("EGPC") bid round in Egypt. The new concessions will be awarded following the ratification process which culminates when each concession is passed into law by the Egyptian People's Assembly (Parliament). All four concessions have a seven year exploration term which will commence when the respective concessions are passed into law. The seven year term is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The Company committed to spending $101 million in the first exploration period (3 years) including signature bonuses, the acquisition of new 2D and 3D seismic, and an extensive drilling program approaching 40 wells.

Q3-2012	17